SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                               REPSOL YPF, S.A.
_______________________________________________________________________________
                                (NAME OF ISSUER)

                 Ordinary Shares, nominal value EUR 1.00 each
                         (TITLE OF CLASS OF SECURITIES)
_______________________________________________________________________________
                                  76026T205
_______________________________________________________________________________
                                 (CUSIP NUMBER)

                            Sacyr Vallehermoso, S.A.
                          Paseo de la Castellana 83-85
                              Madrid, Spain 28046
                         Attention: Ana de Pro Gonzalo
                                +34 91 545 5000
                      ____________________________________

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                      NOTICES AND COMMUNICATIONS)

                            November 8, 2006
_______________________________________________________________________________
        (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     (NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A
CUSIP NO. 76026T205

_______________________________________________________________________________
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  Sacyr Vallehermoso, S.A.
  IRS 00-0000000
_______________________________________________________________________________
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a) [ ]
  (b) [X]
_______________________________________________________________________________
3 SEC USE ONLY
_______________________________________________________________________________
4 SOURCE OF FUNDS (See Instructions)
      BK
_______________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)                                                        [ ]
______________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Kingdom of Spain
________________________________________________________________________________
                                 7 SOLE VOTING POWER
NUMBER OF                          123,337,934
SHARES
BENEFICIALLY                     8 SHARED VOTING POWER
OWNED BY                           60,790,904
EACH
REPORTING                        9 SOLE DISPOSITIVE POWER
PERSON                             123,337,934
WITH
                                 10 SHARED DISPOSITIVE POWER
                                   60,790,904
_______________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   184,128,838
_______________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES (See Instructions)                                        [ ]
_______________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   15.082% (1)
_______________________________________________________________________________
14 TYPE OF REPORTING PERSON (See Instructions)
   CO
_______________________________________________________________________________
__________________
(1) 15.082% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's Form 20-F filed on July 14, 2006.


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        This Amendment No. 3 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006 and November 14, 2006, by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain ("SyV") with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the "Common Stock" and each such share of Common Stock a "Share"), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

Exhibit         Title

10.1 Bridge Credit Contract, dated October 11, 2006, among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A.as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.2 Bridge Credit Contract, dated October 16, 2006,among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party,Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.3 Long-term facility for acquisition of up to 20% of REPSOL YPF, S.A., dated October 26, 2006, by SPV wholly-owned by Sacyr Vallehermoso, S.A. (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule
                13D)

10.4 International Swaps and Derivatives Association, Inc. Master Agreement between Banco Santander Central Hispano, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated October 9, 2006, with confirmations dated October 12, 2006; October 13, 2006; October 16, 2006; October 17, 2006; and October 25, 2006
               (previously filed with Amendment No. 1 to Statement on Schedule
               13D)

10.5 International Swaps and Derivatives Association, Inc. Master Agreement between Citigroup Global Markets Limited and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated November 8, 2006 (including Schedule to the Master Agreement), with confirmations dated November 8, 2006, November 9, 2006, November 10, 2006, November 13, 2006 and November 14, 2006

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 15, 2006                 SACYR VALLEHERMOSO, S.A.


                                          By: Marta Silva de Lapuerta
                                             -------------------------
                                          Name: Marta Silva de Lapuerta
                                          Title: General Secretary of the Board




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